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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------

                               SCHEDULE 13E-3

                     RULE 13E-3 TRANSACTION STATEMENT
                            UNDER SECTION 13(E)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 10

                             CASTLE & COOKE, INC.
                               (Name of Issuer)

                       CASTLE ACQUISITION COMPANY, INC.
                         CASTLE & COOKE HOLDINGS, INC.
                            FLEXI-VAN LEASING, INC.
                               DAVID H. MURDOCK
                     (Name of Person(s) Filing Statement)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                  148433105
                     (CUSIP Number of Class of Securities)

                                ROBERTA WIEMAN
                           10900 WILSHIRE BOULEVARD
                        LOS ANGELES, CALIFORNIA 90024
                          TELEPHONE:  (310) 208-6055
           (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on behalf of the
                          Person(s) Filing Statement)

                                 COPIES TO:
                          PETER J. TENNYSON, ESQ.
                   PAUL, HASTINGS, JANOFSKY & WALKER LLP
                 695 TOWN CENTER DRIVE, SEVENTEENTH FLOOR
                     COSTA MESA, CALIFORNIA 92626-1924

     This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A. Regulation 14C or Rule 13e-e(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

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c.   /X/  A tender offer.

d.   / /  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

     Check the following box if the filing is a final amendment reporting the results of the transaction: /X/


                         CALCULATION OF FILING FEE*

TRANSACTION VALUE  $256,606,099.75              AMOUNT OF FILING FEE  $51,321.22

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,330,187 shares of common stock, having no par value, at a price per share of $19.25 in cash. Such number of shares represents all of the Shares outstanding as of May 19, 2000, MINUS the shares already beneficially owned by Offeror and its affiliates, PLUS the number of options outstanding on May 19, 2000 that according to the Agreement and Plan of Merger, dated May 19, 2000, must be accelerated, MINUS the options already owned by David H. Murdock that according to the Agreement and Plan of Merger, dated May 19, 2000, will be cancelled.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid: $49,321.70
         Form or Registration No.: 005-45783
         Filing Party: David H. Murdock
         Date Filed: May 31, 2000

     (2) Amount Previously Paid: $1,999.52
         Form or Registration No.: 005-45783
         Filing Party: David H. Murdock
         Date Filed: July 17, 2000





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This Amendment No. 10 is the final amendment and supplement to the Rule 13E-3
Transaction Statement filed under cover of a Schedule TO (which together with Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8 and No. 9 to the Schedule 13E-3 constitute the "Schedule 13E-3") filed by Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX") which is 100% owned by David H. Murdock ("DHM", and together with Purchaser, Parent and FLX, the "Purchasing Parties") relating to the two step acquisition of Castle & Cooke, Inc., a Hawaii Corporation (the "Company") by DHM. The first step, the offer by Purchaser to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of the Company, at a purchase price of $19.25 per Share (the "Revised Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000 (the "Offer to Purchase") as supplemented by the First Supplement, dated June 28, 2000, to the Offer to Purchase, (the "First Supplement", and, together with the Offer to Purchase, the "Revised Offer") and in the related Letters of Transmittal, expired on July 21, 2000, with Purchaser purchasing the 11,156,999 Shares tendered, and with DHM and his affiliates owning 15,658,309 Shares or approximately 92% of the outstanding common stock. The second and final step, a merger of Purchaser with and into Company accompanied by the cancellation of all outstanding Shares not held by DHM and his affiliates, was approved by 95.6% of the Shares at a special meeting held on September 6, 2000. Fewer than 79,225 Shares were voted against the merger. Articles of Merger were filed with the State of Hawaii shortly after the meeting. As a result of this shareholder approval, the Purchasing Parties now own all of the Shares. All cancelled Shares, other than those held by shareholders, if any, of the Company who are entitled to and who properly exercise dissenters rights, will be converted into the right to receive $19.25 per share in cash, without interest.

The information set forth in the exhibit identified in Item 16 and attached hereto is incorporated herein by reference with respect to Items 4, 5, 6, 7, 10 and 12.

Item 16.       Exhibits

99 (a)(33)     Text of press release issued by the Company dated September
               6, 2000

99 (a)(34)     Form of Letter of Transmittal

99 (a)(35)     Form of Notice of Merger


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2000

                           CASTLE ACQUISITION COMPANY, INC.


                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           CASTLE & COOKE HOLDINGS, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           FLEXI-VAN LEASING, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board & CEO
                                        ----------------------------------------

                           DAVID H. MURDOCK

                           /s/ DAVID H. MURDOCK
                           ------------------------------



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                                EXHIBIT INDEX

  Exhibit
    No.        Description

99 (a)(33)     Text of press release issued by the Company dated September
               6, 2000

99 (a)(34)     Form of Letter of Transmittal

99 (a)(35)     Form of Notice of Merger